UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 14, 2020

PROTEOSTASIS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37695	20-8436652
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

80 Guest Street, Suite 500 Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 225-0096

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PTI	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement

Private Placement and Subscription Agreement

On December 14, 2020, Proteostasis Therapeutics, Inc. (“Proteostasis” or the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with certain purchasers (the “Purchasers”) for the sale by the Company in a private placement (the “Private Placement”) of 29,217,384 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for a price of $1.15 per share of Common Stock (the “Purchase Price”), which was the closing sale price of Proteostasis’ common stock on December 14, 2020. The Shares and the Purchase Price are subject to proportional adjustment to account for the proposed reverse stock split by the Company in connection with that certain Agreement and Plan of Merger and Reorganization, dated August 22, 2020, as subsequently amended by the First Amendment to Merger Agreement, dated November 6, 2020, by and among the Company, Yumanity Holdings, LLC (“Holdings”), Yumanity Therapeutics, Inc., a wholly owned subsidiary of Holdings (“Yumanity”), and Pangolin Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”) (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Yumanity, with Yumanity surviving as a wholly owned subsidiary of the Company (the “Merger”).

The closing of the Private Placement is expected to occur immediately following the consummation of the Merger (the “Closing Date”). Accordingly, following the Closing Date, based solely on the estimated exchange ratio as described in the proxy statement/prospectus/information statement dated November 10, 2020 filed by Proteostasis with the Securities and Exchange Commission (“SEC”) , Yumanity securityholders would own approximately 59.5% of the Proteostasis common stock on a fully diluted basis as defined in the Merger Agreement, Proteostasis securityholders would own approximately 26.3% of the Proteostasis common stock on a fully diluted basis as defined in the Merger Agreement, subject to adjustment of the Exchange Ratio as set forth in the Merger Agreement and as described in the section titled “The Merger — Merger Consideration and Adjustment” in the proxy statement/prospectus/information statement, in each case without taking into account any investments in the Private Placement, and investors in the Private Placement would own approximately 14.2% of the Proteostasis common stock.

The Private Placement is expected to result in gross proceeds to the Company of approximately $33.6 million before deducting placement agent and other offering expenses. The expected gross proceeds of the Private Placement together with the cash and cash equivalents balance included in the unaudited pro forma condensed consolidated combined financial information of Yumanity and Proteostasis as of September 30, 2020 and filed with the Securities Exchange Commission (the “SEC”) on December 4, 2020, is expected to be $96.7 million, before deducting placement agent and other offering expenses.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the Purchasers represented that it is an accredited investor within the meaning of Rule 501 of Regulation D and is acquiring the securities for its own account for investment and not with a view towards distribution.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and which is incorporated herein by reference.

The Subscription Agreement has been included to provide investors and stockholders with information regarding its terms. It is not intended to provide any other factual information about the Company or the parties thereto. The Subscription Agreement contains representations and warranties that the parties thereto made to, and solely for the benefit of, each other. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that each may have been delivered to the other party in connection with signing the Subscription Agreement. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Subscription Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Subscription Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Registration Rights Agreement

On the Closing Date, in connection with the Subscription Agreement, the Company intends to enter into a registration rights agreement with the Purchasers (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to prepare and file a registration statement with the SEC within 60 days after the closing of the Private Placement for the purposes of registering the resale of the Shares (the “Filing Deadline”). If the Company fails to meet the Filing Deadline or maintain the effectiveness of the Registration Statement for the required effectiveness period, subject to certain permitted exceptions, the Company will be required to pay liquidated damages to the Purchasers. The Company has also agreed, among other things, to indemnify the Purchasers, their officers, directors, members, employees and agents, successors and assigns from certain liabilities and to pay fees and expenses (excluding any underwriting discounts and commissions and transfer taxes) incident to the Company’s obligations under the Registration Rights Agreement.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the form of Registration Rights Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and which is incorporated herein by reference.

The Registration Rights Agreement has been included to provide investors and stockholders with information regarding their terms. It is not intended to provide any other factual information about the Company or the parties thereto.

Consent and Waivers Under the Merger Agreement

In connection with the Private Placement, Holdings and Yumanity consented to Proteostasis entering into the Subscription Agreement and taking any other actions requested by Holdings or Yumanity in order to effectuate the Private Placement.

In light of the Private Placement and the planned adjournment by Proteostasis of its special meeting of stockholders to December 22, 2020 described in Item 8.01 below, the parties to the Merger Agreement have agreed that Proteostasis’ and Merger Sub’s closing conditions in the Merger Agreement relating to the accuracy of their representation and warranties and the absence of a material adverse effect must be satisfied as of December 16, 2020 (the originally scheduled date of the Proteostasis special meeting of stockholders) and each of Holdings and Yumanity have waived their rights to assert the failure of such closing condition based on events, circumstances or actions occurring after December 16, 2020.

Similarly, for purposes of determining the final exchange ratio under the Merger Agreement, Proteostasis’ net cash will be calculated as of the close of business on December 15, 2020 (and not as of the actual closing date of the Merger), which is the calculation time and date that would have been used absent the adjournment of the Proteostasis stockholders’ meeting described in Item 8.01 below. Proteostasis, Merger Sub, Holdings and Yumanity have waived their respective rights to benefit from any changes in Proteostasis’ net cash occurring after December 15, 2020.

Lastly, Proteostasis, Yumanity, Holdings and Merger Sub also each waived the requirement under Section 1.8(b) of the Merger Agreement that the exchange agent mail letters of transmittal and instructions for effecting the surrender of stock certificates of Yumanity to the record holders of Yumanity.

Item 3.02	Unregistered Sales of Equity Securities

The information contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 8.01	Other Events

In light of the Private Placement, Proteostasis plans to adjourn its special meeting of stockholders, scheduled to be held on December 16, 2020 at 9:00 AM Eastern, to December 22, 2020 at 9:00 AM Eastern, in order to provide stockholders sufficient time to consider this new information. Accordingly, the record date for the Proteostasis stockholders entitled to receive a dividend in the form of a contingent value right, which is immediately prior to the effectiveness of the merger, is now anticipated to be December 22, 2020.

In addition, on December 15, 2020, Proteostasis issued a press release announcing the signing of the Private Placement and its plans to adjourn the special meeting of stockholders, a copy of which is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning Proteostasis, Yumanity, the private placement and the proposed merger, and Proteostasis’ expected cash and cash equivalents. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Proteostasis, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the proposed merger are not satisfied, including the failure to obtain stockholder approval for the proposed merger in a timely manner or at all; uncertainties as to the timing of the consummation of the proposed merger and the ability of each of Proteostasis and Yumanity to consummate the merger; risks related to Proteostasis’s ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; risks related to Proteostasis’s continued listing on the Nasdaq Global Market until closing of the proposed merger; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; the risk that as a result of adjustments to the exchange ratio, Proteostasis stockholders or Yumanity stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Proteostasis common stock relative to the exchange ratio; the risk that the conditions to payment under the contingent value rights will be not be met and that the contingent value rights may otherwise never deliver any value to Proteostasis stockholders; risks associated with the possible failure to realize certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; the ability of Proteostasis or Yumanity to protect their respective intellectual property rights; competitive responses to the merger and changes in expected or existing competition; unexpected costs, charges or expenses resulting from the proposed merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the success and timing of regulatory submissions and pre-clinical and clinical trials; regulatory requirements or developments; changes to clinical trial designs and regulatory pathways; changes in capital resource requirements; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance its product candidates and its preclinical programs; and legislative, regulatory, political and economic developments. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Proteostasis’s Annual Report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission on March 10, 2020, as updated by Proteostasis’s Quarterly Report on Form 10-Q for the

quarter ended September 30, 2020 filed with the SEC, and in any other subsequent filing that Proteostasis makes and will make with the SEC in connection with the proposed merger. Proteostasis can give no assurance that the conditions to the merger will be satisfied. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Proteostasis expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Additional Information about the Proposed Merger and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Proteostasis, Holdings and Yumanity. On September 23, 2020, Proteostasis filed a Registration Statement on Form S-4 (the “Form S- 4”) with the SEC, which included a preliminary proxy statement/prospectus/information statement. Proteostasis filed Amendment No. 1 to the Form S-4 with the SEC on October 28, 2020. Proteostasis filed Amendment No. 2 to the Form S-4 with the SEC on November 6, 2020. A definitive proxy statement/prospectus/information statement was filed with the SEC on November 12, 2020 and mailed to the stockholders of Yumanity and Proteostasis. Each party may file other documents with the SEC in connection with the proposed merger. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PROTEOSTASIS, YUMANITY THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the proxy statement/prospectus/information statement and any other documents filed with the SEC on Proteostasis’s website at http://www.proteostasis.com, by contacting Proteostasis’s Investor Relations at (617) 225-0096 or the SEC’s website at www.sec.gov. Investors and security holders are urged to read the proxy statement, prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Proteostasis and its directors and executive officers, Holdings and its directors and executive officers, and Yumanity and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Proteostasis in connection with the proposed transaction. Information about the executive officers and directors of Proteostasis and Yumanity is included in the proxy statement/prospectus/information statement referred to above. Additional information regarding the directors and executive officers of Proteostasis is set forth in Proteostasis’s Definitive Proxy Statement on Schedule 14A relating to the 2020 Annual Meeting of Stockholders, filed with the SEC on April 29, 2020. These documents are available free of charge from the sources indicated above.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Below is a list of exhibits included with this Current Report on Form 8-K.

Exhibit No.	Document

10.1	Subscription Agreement, dated as of December 14, 2020 by and among Proteostasis Therapeutics, Inc. and the Purchasers named therein.

10.2	Form of Registration Rights Agreement.

99.1	Press Release, dated December 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Proteostasis Therapeutics, Inc.

By:	/s/ Janet Smart
Name:	Janet Smart
Title:	Senior Vice President, Legal Affairs

Date: December 15, 2020